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        BlackRock Utilities, Infrastructure & Power Opportunities Trust

                          File No. 811-22606

       Sub-Item No. 77D: Changes in Non-Fundamental Investment Policies

   On September 6, 2017, the Registrant's Board of Trustees (the "Board") approved changes to certain non-fundamental investment policies of the Registrant, which began effective on November 27, 2017.

   Historically, under normal market conditions, the Registrant has been required to invest at least 80% of its total assets in equity securities issued by companies that are engaged in the Utilities or Infrastructure business segments. Under the new investment policy, under normal market conditions, the Registrant will invest at least 80% of its total assets in equity securities issued by companies that are engaged in the Utilities, Infrastructure and Power Opportunities business segments.

   The Registrant continues to consider, the "Utilities" business segment to include products, technologies and services connected to the management, ownership operation, construction, development or financing of facilities used to generate, transmit or distribute electricity, water, natural resources or telecommunications and the "Infrastructure" business segment to include companies that own or operate infrastructure assets or that are involved in the development, construction, distribution or financing of infrastructure assets. As part of the changes to the Registrant's non-fundamental investment policies approved by the Board, the Registrant considers the "Power Opportunities" business segment to include companies with a significant involvement in, supporting, or necessary to renewable energy technology and development, alternative fuels, energy efficiency, automotive and sustainable mobility and technologies that enable or support the growth and adoption of new power and energy sources. Such companies may include, among others, electrical equipment producers (such as wind turbine manufacturers), producers of industrial and specialty chemicals (such as building insulation producers), and semiconductor and equipment companies (such as solar panel manufacturers).

   The approved changes will not alter the Registrant's investment objective. In connection with these changes, the Registrant generally intends to invest in securities with a greater potential for capital appreciation and lower dividend income than the securities in which the Registrant currently invests. Accordingly, over time, the Registrant expects that the portion of total return derived from dividend income on its portfolio investments will decrease and the portion of return derived from capital appreciation will increase. Of course, the Registrant cannot assure that it will achieve its investment objective and investing in equity securities involves risk of loss.

   In connection with these changes in certain non-fundamental policies, the Registrant's Board approved a change to the Registrant's name from "BlackRock Utility and Infrastructure Trust" to "BlackRock Utilities, Infrastructure & Power Opportunities Trust" to reflect the Registrant's new portfolio characteristics, effective November 27, 2017.